August 8, 2016
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Thompson

Re:     CenterPoint Energy, Inc.’s Form 10‑K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-31447

Dear Ms. Thompson:
CenterPoint Energy, Inc. (the “Company”) includes its response to the comments of the Staff of the Division of Corporation Finance of the United States Securities Exchange Commission (the “Commission”) contained in its letter dated July 26, 2016 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 in the enclosed memorandum of the Company to the Staff. The Company hereby acknowledges in connection with its responses to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (713-207-7972) with any questions or comments you may have regarding the enclosed.
Very truly yours,
CenterPoint Energy, Inc.
By: /s/ William D. Rogers
William D. Rogers
Executive Vice President and
Chief Financial Officer

cc:	Yong Kim
Securities and Exchange Commission
Lisa Sellars
Securities and Exchange Commission
Dana C. O’Brien
CenterPoint Energy, Inc.

August 8, 2016
CENTERPOINT ENERGY, INC.
Memorandum in Response to Staff Comments

Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2015
(Registration No. 1-31447)
Originally filed February 26, 2016

This memorandum sets forth the responses of CenterPoint Energy, Inc. (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated July 26, 2016 (the Comment Letter) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the Form 10-K) that was filed on February 26, 2016 (File No. 1-31447). For your convenience, we have repeated the comments of the Staff as given in the Comment Letter, and set forth below each such comment is the response of the Company. Capitalized terms used in this letter that are not defined have the meanings given to them in the Form 10-K.

Management’s Discussion and Analysis of Financial condition and Results of Operations
Results of Operation by Business Segment
Natural Gas Distribution, page 54

1.
Question: We note that natural gas expense was 49% of natural gas distribution revenue in 2015, 59% in 2014 and 56% in 2013. Please expand your discussion to explain why natural gas expense decreased as a percentage of revenue and whether you expect this trend to continue.

Response: The regulations of the states in which our natural gas distribution business (NGD) operates allow it to pass through the full cost of natural gas to its customers. The cost of natural gas is passed through directly to the customer without mark-up. Accordingly, NGD revenues from gas sales and natural gas expense do not impact operating income or results from operations for the segment, in spite of wide fluctuations of natural gas expense based on commodity prices. These fluctuations in the prices of natural gas cause natural gas expense to be a higher or lower percentage of NGD revenues but do not impact operating income. Additionally, we do not believe that an analysis of natural gas expense as a percentage of revenues would provide meaningful information to investors, as the percentage of natural gas expense to revenue is so dependent on commodity prices; therefore, we do not comment on expected future trends. We believe the key items that impact NGD’s results of operations are discussed in our filing, such as rate increases, usage as it impacts volumetric delivery revenues, customer growth and weather.

Financial Statements
Statements of Consolidated Income, page 76

2.
Question: We note your disclosure of revenues by product and service in your segment footnote on page 121. Please tell us how you considered presenting separate line items on your income statement for revenues from products and revenues from services. Similarly, please tell us how you considered separate line item presentation of cost of sales related to products and cost of sales related to services. Refer to Rule 5-03(b) of Regulation S-X.

Response: We acknowledge and understand the requirements of Rules 5-03(b)(1) and (2) of Regulation S-X. We believe the financial data for business segments disclosed in Note 17 of our Consolidated Financial Statements, Reportable Business Segments (2015 Form 10-K, page 120), provides the information required by Rule 5-03(b) and information sufficient to reasonably inform the investor about revenue and related costs and expenses for the components of our operations. The operations of our Electric Transmission & Distribution and Natural Gas Distribution business segments (2015 Form 10-K, page 120) comprise our public utility operations and the related disclosures are consistent with the requirements under Rule 5-03(b)(1)(b) and Rule 5-03(b)(2)(b). The revenues from the remaining segments comprise our non-utility operations, which is primarily product revenue under Rule 5-03(b)(1). All other revenues classes represent less than 10% of consolidated revenues.
The Revenues by Products and Services table in Note 17 of our Consolidated Financial Statements, Reportable Business Segments (2015 Form 10-K, page 121) reflects information about products and services required by Accounting Standards Codification ASC 280-10-50-40 Segment Reporting, which requires disclosures of revenues from external customers for each product and service.
Utility and non-utility natural gas expense is available to investors in the disclosures in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (2015 Form 10-K, pages 54-55).
In preparing our response to the Comment Letter, we reviewed the financial statements of other public utility companies with both rate-regulated and non-rate regulated revenues. Based on our review, many public utility companies present their rate-regulated and non-rate regulated revenues separately on the face of their statements of operation. Accordingly, we plan to revise our statement of consolidated income in our 2016 Form 10-K to separately present operating revenues and natural gas expense from utility and non-utility operations on the face of the Company’s statements of consolidated income.

The following is an example of our proposed statement of consolidated income with an explanation of each revenue line item:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Utility revenues (1)	$ 5,448	$ 6,116	$ 5,407
Non-utility revenues (2)	1,938	3,110	2,699
Revenues	7,386	9,226	8,106
Expenses (3):
Utility natural gas	1,264	1,878	1,543
Non-utility natural gas	1,838	3,043	2,365
Operation and maintenance	2,007	1,969	1,847
Depreciation and amortization	970	1,013	954
Taxes other than income	374	388	387
Total	6,453	8,291	7,096
Operating Income	$ 933	$ 935	$ 1,010

Notes

(1)
Includes public utility revenues for electric delivery and gas sales. We believe the presentation of the rate-regulated utilities’ operating revenues and expenses presented above is consistent with the requirements in Rule 5-03(b)(1)(b) and Rule 5-03(b)(2)(b) for the operating revenues and expenses of our public utilities.

(2)
CenterPoint Energy’s non-utility revenue is primarily composed of unregulated natural gas sales from its Energy Services business segment. We elected to combine non-utility revenues from sales of tangible products, revenues from services and other revenues in this line item as allowed under Rule 5-03(b).

(3)
Utility revenues related to electric delivery consist entirely of electric transmission and distribution. CenterPoint Energy does not make direct or wholesale sales of electricity or own or operate any electric generating facilities. On behalf of retail electric providers (REPs), CenterPoint Energy delivers electricity from power plants to substations, from one substation to another, and to retail electric customers taking power at above certain kilovolts. End users purchase their electricity directly from REPs, and CenterPoint Energy delivers electricity from the REPs to the retail customer. Because we do not sell electricity, we do not incur or report any costs of electricity sold related to utility electric revenues.

The following is CenterPoint Energy’s analysis of non-utility revenues by class to assess the appropriateness of combining non-utility revenues under Rule 5-03(b):

Non-utility revenues by type, net of eliminations
	Year Ended December 31,
	2015		2014		2013
	(in millions)
Non-utility revenues

Sales of tangible product
Non-utility gas sales	$ 1,897	26%	$ 3,057	33%	$ 2,341	29%
Revenues from services
Gas transportation	26	-%	38	-%	345	4%
Other revenues
Other corporate	15	-%	15	-%	13	-%
Total	$ 1,938		$ 3,110		$ 2,699
Consolidated revenues	$ 7,386		$ 9,226		$ 8,106

Consolidated Balance Sheets, page 78

3.	Question: We note you have only presented one line item for Shareholder’s Equity. Please tell us how you have complied with Rules 5-02.29 and .30 of Regulation S-X and revise as necessary.
Response: The Company has historically disclosed the items required by Rules 5-02.29 and .30 of Regulation S-X in our Statements of Consolidated Shareholders’ Equity on page 81. The Company believes that the information required under this rule is readily available to investors and not less prominently presented on our Statements of Consolidated Shareholders’ Equity. Management believes that streamlining the disclosure to make it less repetitive provides value to investors and the information required by Rule 5-02.29 and .30 is presented in our Total Shareholders’ Equity on the Statements of Consolidated Shareholders’ Equity on page 81, which agrees to the corresponding line item in the Consolidated Balance Sheets on page 78.

Notes to Consolidated Financial Statements
8. Fair Value Measurements
Items Measured at Fair Value on a Nonrecurring Basis, page 103

4.
Question: We note that you recorded a $1,225 million other than temporary impairment on your equity method investment, Enable Midstream Partners, LP (“Enable”). We further note that your impairment analyses compared the estimated fair value of your investment in Enable to its carrying value and that the fair value of Enable was determined using multiple valuation methodologies under both the market and income approaches. Please explain to us your fair value analysis that supports the amount of impairment recorded in more detail. In doing so, please provide us with the significant assumptions used and the basis for those assumptions. Please also tell us how you weighted the income and market approaches and the basis for such allocation.

Response: See Attachment A for the Company’s fair value analysis that supports the amount of the other than temporary impairment recorded on our investment in Enable for the year-ended December 31, 2015, and includes a discussion of the significant assumptions, basis for those assumptions, and weighting and basis of each approach.
Attachments
A - Enable Investment Other than Temporary Impairment Valuation as of December 31, 2015

Attachment A
Enable Investment Other than Temporary Impairment Valuation as of December 31, 2015
Background
In our Annual Report on Form 10-K for the year ended December 31, 2015, CenterPoint Energy (CenterPoint) recognized an other-than-temporary impairment (OTTI) on its equity investment in Enable Midstream Partners, LP (Enable) of $1,225 million. Our fair value analysis and assumptions are discussed below.

Valuation Methods Considered
Generally, for equity investments in public companies that are actively traded, fair value would be determined based on the security’s trading price multiplied by the number of shares held. However, CenterPoint does not believe that the trading price as of December 31, 2015 of the common units representing limited partner interests in Enable (LP units) fully captures the fair value of its investment in Enable. First, Enable’s LP units have limited float; Enable’s LP units that are traded on the NYSE represent only 7% of Enable’s total outstanding units. Second, CenterPoint’s investment in Enable also includes 50% of the management rights (GP interest) in the general partner (GP) of Enable which allows CenterPoint the ability to exercise significant influence over Enable. CenterPoint also owns a 40% interest in the incentive distribution rights (IDRs) held by the GP of Enable. As such, management followed the guidance provided by ASC 820 “Fair Value Measurement” to utilize valuation approaches that can capture the full aspects of CenterPoint’s investment in Enable.

ASC 820-10-35-24B states that in some cases, multiple valuation techniques will be appropriate. If multiple valuation techniques are used to measure fair value, the results (that is, respective indications of fair value) shall be evaluated considering the reasonableness of the range of values indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances.

ASC 820 recognizes three valuation approaches to measure fair value: the cost approach, market approach, and income approach.

1.	Cost Approach

The Cost Approach is generally utilized for long-lived assets. For an equity investment in a master limited partnership within the natural gas midstream industry, the Cost Approach is not considered the typical market participant view of fair value as it does not capture the going-concern value of the business, and accordingly was not used.

2.	Market Approach

CenterPoint utilized several methods under the Market Approach:

a.	LP Unit Market Price Adjusted for Value of GP interest - $2,386 million
CenterPoint evaluated the price that would provide a representation of Enable’s year end LP unit market price. CenterPoint’s considerations included the closing trading price of Enable's LP units on December 31, 2015 of $9.20 (or $2,151 million for CenterPoint's LP unit holdings) and the volatility in both the trading price and trading volume of Enable’s LP units in 2015. CenterPoint determined that due to the volatility, the use of a volume weighted average trading price (VWAP) would be more representative of the market value as of the valuation date.

CenterPoint used a 30 trading day VWAP as of December 31, 2015 of $8.50 to estimate the market price at year-end, which resulted in an extended value of CenterPoint’s LP unit investment of $1,988 million, excluding

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the value of CenterPoint's GP interest. A 30-day VWAP was determined to be the appropriate period of time to mitigate volatility in the trading activity.

The trading price provides only a market value for the LP units held by CenterPoint. To consider the value of CenterPoint's GP interest, CenterPoint applied a 20% premium to the 30-day VWAP to reflect our significant influence. This premium was based on similar MLP acquisitions in the past ten years. Based on this analysis, the total value of our GP interest was $398 million.

b.	Recent Market Transactions for Comparable Companies - $2,385 million
CenterPoint calculated one-day trading premiums based on two announced transactions: the acquisitions of Williams Companies Inc. by Energy Transfer Equity, L.P. and MarkWest Energy Partners, L.P. by MPLX LP during the second and third quarter of 2015, respectively. The calculated premium of 20% was applied to the 30-day VWAP of Enable and then multiplied the resulting adjusted unit price by the number of units held by CenterPoint to estimate fair value. The fair value of the LP units and GP interest using this method was calculated by taking Enable’s 30 trading day VWAP as of December 31, 2015 of $8.50 (discussed above) multiplied by the market premium from the comparable transactions.

c.	EBITDA to Total Enterprise Value for Comparable Companies - $2,752 million
EBITDA/Total Enterprise Value (TEV) multiples were calculated for selected companies within the Alerian Natural Gas MLP Index (ANGI Index), a composite of natural gas infrastructure master limited partnerships made up of 20 constituents earning the majority of their cash flow from pipeline transportation, gathering, processing, and storage of natural gas and natural gas liquids. CenterPoint believes that the selected companies provide a broad, yet relevant set of companies with which to compare Enable and by using a subset of the ANGI Index, the analysis has already removed a large set of companies that are less relevant as peers to Enable. EBITDA/TEV multiples for the selected companies were calculated using the last twelve months of reported EBITDA and the total enterprise value of the entities on December 31, 2015. The average of the EBITDA/TEV multiples were compared to the individual EBITDA/TEV multiple for Enable to calculate a premium of approximately 38%, inclusive of GP and LP interests. The fair value of the LP units and GP interest using this method was calculated by taking Enable’s 30-trading day VWAP as of December 31, 2015 of $8.50 (discussed above) plus the incremental value of the calculated premium from the comparable companies.

3.	Income Approach

Discounted Cash Flow (DCF) - $2,574 million
Fair value was determined using Enable’s most recently available forecasted distributions on its LP units for the period from 2016 to 2020. Cash flows for the LP units were forecasted beyond the financial plan by using a terminal value growth rate of 2.0%, considering supporting information including the steady state growth of US Gross Domestic Product, and setting the LP distribution for the terminal value period to establish a 1.0 coverage ratio assumption.

The discount rate of 10.52% was calculated using the Capital Asset Pricing Model (CAPM) applied to a set of Enable’s peers, defined as the ANGI Index. Inputs to the CAPM model are the risk free rate (2.47%, based on average 10-year and 20-year treasury rates), beta (1.15, based on a set of peer companies), and market risk premium (7%, based on Ibbotson data).

Weighted Valuation Approach
ASC 820 states that valuation techniques used to measure fair value should maximize the use of relevant observable inputs, such as exchange markets, and minimize the use of unobservable inputs. CenterPoint noted that the valuation based off of the 30 trading day VWAP would be the most observable indicator of the fair value of CenterPoint’s investment in Enable.

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CenterPoint management believes the LP Unit Market Price Adjusted for Value of GP interest, reflected by the 30 trading day VWAP as of December 31, 2015, is the best representation of Enable’s fair value as it utilizes the highest level of input in the fair value hierarchy. However, due to the limited float of Enable’s LP units, management believes that a market participant would consider other valuation approaches in determining fair value. The LP Unit Market Price Adjusted for Value of GP interest approach was weighted 55% while the other two market approaches were each weighted 15%, totaling 85% reliance on market approaches that utilize observable market data. The remaining 15% weighting was applied to the income approach discounted cash flow method. Management determined that a lower weighting on the income approach was appropriate due to the reliance this method places on Enable management estimates in a volatile time in the market when producer plans and commodity prices were changing frequently.

As of December 31, 2015

Valuation Method	Fair Value	Weighting	Weighted Value (rounded)
LP Units Market Price Adjusted for Value of GP interest (a)	$2,386	55%	$1,310
Recent Market Transactions for Comparable Companies	$2,385	15%	$355
EBITDA to Total Enterprise Value for Comparable Companies	$2,752	15%	$410
Discounted Cash Flow	$2,574	15%	$385
Fair value of LP and GP interest			$2,460
Fair value of IDRs (b)			134
Total Fair Value			$2,594
Notes
(a) LP market price applied is 30 trading day VWAP as of December 31, 2015
(b) Estimated using the income valuation approach by assessing the value of the projected cash flows

Based on the estimated fair value of Enable on December 31, 2015, CenterPoint recognized an OTTI on its equity investment in Enable Midstream Partners, LP (Enable) of $1,225 million for the year-ended December 31, 2015, resulting in a book value of its investment in Enable of $2,594 billion. CenterPoint believes the approaches and assumptions outlined represent reasonable assumptions that a market participant would make in assessing the fair value of its holdings in Enable as a whole, resulting in the best estimated fair value of its investment in Enable as of December 31, 2015.

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